UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70215

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___FUTU Clearing Inc.___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___12750 Merit Drive, Suite 475___
(No. and Street)

Dallas	TX	75251
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Irene Shen	972-591-0054	ishen@futuclearing.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Baker Tilly US, LLP___
(Name – if individual, state last, first, and middle name)

66 Hudson Blvd, Suite 2200	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Kelly _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FUTU Clearing Inc. _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Pat Kelly_

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FUTU Clearing Inc.

Financial Statements and
Report of Independent Registered Public Accounting Firm on Financial Statements

As of December 31, 2025

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

Contents | **Page**



Report of Independent Registered Public Accounting Firm

To the Shareholder and Those Charged With Governance of
Futu Clearing Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Futu Clearing Inc. (the Company) as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2019.

New York, New York
March 3, 2026

FUTU Clearing Inc.

Statement of Financial Condition
December 31, 2025

ASSETS		
Cash and cash equivalents	$	369,201,145
Cash segregated in accordance with federal laws and other regulations		217,340,638
Receivables from customers		3,754,157,263
Receivables from brokers or dealers		27,241,497
Deposits in and receivables from clearing organizations		285,672,089
Securities owned - At fair value		372,481,341
Securities borrowed		1,529,172,293
Fixed assets , net		1,447,400
Right of use-asset, net		308,004
Receivables from affiliates		483,236
Equity Securities-User-held fractional shares		983,884
Other assets		11,352,651
TOTAL ASSETS		6,569,841,441
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Securities loaned	$	4,454,492,944
Payables to customers and PAB		911,457,690
Payables to brokers or dealers & clearing organizations		6,537,564
Securities sold not yet purchased - at fair market value		13
Operating lease liability, net		357,788
Payables to affiliates		10,586,637
Equity Securities-Fractional Share Repurchase Obligations		983,884
Accounts payable and accrued liabilities		12,618,235
TOTAL LIABILITIES		5,397,034,755
Shareholder's Equity		
Common stock (1,000 shares authorized, issued and outstanding at $.0001 par value)		-
Additional paid in capital		495,676,118
Retained earnings		677,130,568
TOTAL SHAREHOLDER'S EQUITY		1,172,806,686
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	6,569,841,441

The accompanying notes are an integral part of these financial statement

Notes to Financial Statements
For the Year Ended December 31, 2025

1. Organization and Nature of Business

FUTU Clearing Inc. (the "Company") was incorporated in the state of Delaware on August 13, 2018. The Company is a wholly owned subsidiary of FUTU US Inc. (the "Parent"). The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company received its Broker Dealer approval from SEC and FINRA on May 28, 2019. The Company provides execution, settlement and clearance services of equities and options for correspondent clients affiliated with the Company on an omnibus basis, and economically dependent on its relationship with the affiliates; the absence of this relationship could have a material impact on the Company's reported results.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and pursuant to the rules and regulations of the SEC for financial reporting.

Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and accompanying notes. These estimates and assumptions are based on judgement and the best available information at the time. Accordingly, actual results could differ from these estimates. Such estimates include valuation of certain investments and compensation accruals.

Cash and Cash Equivalents

Cash and cash equivalents consists of money market funds , deposits with banks and highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes or to meet margin requirements at clearing houses and clearing banks. The Company's cash is held at financial institutions which are insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. The Company has not experienced losses in such accounts and believes it is not subject to any significant credit risk on cash.

Cash Segregated in Accordance with Federal Laws and Other Regulations

Cash segregated in compliance with federal regulations consist of qualified deposits in special reserve bank accounts for the exclusive benefit of customers and broker dealers in accordance with Rule 15c3-3 of Securities Exchange Act of 1934 (the "Exchange Act") and other regulations.

Receivables from and Payables to Customers

Accounts receivables from and payables to customers are recorded on a settlement date basis and include amounts due on cash and margin transactions. Securities owned by clients are held as collateral for receivables.

Restricted Collateral Managed by Third-Party

The Company provides a 'fully-paid securities lending program' to its customers, under which enrolled customers loan their fully paid and excess margin securities to the Company who in turn lends those securities to various market participants. Under the requirements of Rule 15c3-3, the Company fully collateralized these loans with cash and/or cash equivalents.

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by the Parent. Pursuant to an expense sharing agreement, the Parent allocates to the Company its share of the consolidated federal and state income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing a separate income tax return.

Deferred tax assets and deferred tax liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Deferred taxes are measured to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws are recognized in the period during which such changes are enacted. As of December 31, 2025, there were no material temporary differences between financial reporting and tax reporting bases.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the Financial Statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. After-tax interest and penalties, as well as the related unrecognized tax benefits, are recognized in income tax expense. There were no uncertain positions as of December 31, 2025.

Fixed Assets

Fixed assets includes software and leasehold improvements that are recorded at cost, less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis using estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term or the lease.

Financial Instruments-Credit Losses

In June 2016, the FASB issued ASC Topic 326. The ASC provides credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. Management does not anticipate any expected credit losses and, therefore, has not made any allowance for credit losses for the year ending December 31, 2025.

Deposits in and receivables from Clearing Organizations
Deposits with clearing organizations represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities.

Receivables from clearing organizations include amounts due from the Depository Trust Company ("DTC"), National Securities Clearing Corporation ("NSCC") and Options Clearing Corporation ("OCC"). Each has specific industry standard daily reconciliations of their securities activity, net settlements, and a daily update of margin and clearing fund requirements for NSCC and OCC. DTC's clearing fund requirement is updated monthly. There is no prior loss history with these clearing organizations. Risk of loss from clearing organizations is expected to be immaterial over the life of these receivables.

Deposits in Clearing Organizations

OCC	$	230,322,694
NSCC		53,952,107
DTC		1,397,288
	$	285,672,089

Receivable from and Payable to Broker-Dealers
Receivables include amounts receivable relating to open transactions, non-customer receivables, and amounts related to unsettled securities activities. Payables include amounts payable relating to open transactions, non-customer payables, and amounts related to unsettled securities activities. These balances are reported net by counterparty when the right of offset exists and all applicable criteria are satisfied. Specifically, each party owes the other determinable amounts; the reporting party has the legal right to offset the amount owed against the amount due from the counterparty; the reporting party intends to exercise such right of setoff; and the right of setoff is enforceable under applicable law.

Fair Value Of Financial Instruments
The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value that clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value.

Level 1 - Quoted prices in active markets for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level within the fair value hierarchy of any input that is significant to the fair value measurement.

Securities Lending Activities
Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received, respectively, with all related securities, collateral, and cash both held at and moving through DTC as appropriate for each counterparty. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the receipt of collateral by the Company in the form of cash in an amount generally in excess of the fair value of securities loaned.

The carrying value of securities borrowed and loaned transactions approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or variable interest rates or to credit risk because securities borrowed and loaned transactions are substantially collateralized.

For securities financing transactions, the Company's policy is to monitor the fair value of the underlying securities as compared with the amounts of cash advanced or received, and the Company may obtain additional collateral from or return collateral pledged to counterparties when appropriate. Securities financing agreements do not create material credit risk due to these collateral provisions and the allowance for credit losses is not material. The collateral maintenance provisions consisting of daily margining of collateral is expected to be maintained into the foreseeable future and any expected losses are assumed to not have a material impact to the Company's statement of financial condition.

All securities financing activities are transacted under master repurchase agreements or master securities lending agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

Lines of Credit
The Company has established lines of credit with various counterparties in connection with the Company's stress testing projections. The credit lines are intended to be a liquidity option to address any short term need for liquid capital to fund the Company's operations. The credit lines can be drawn on at any time up to a specified amount for each separate line of credit agreement. Interest will accrue at a specified annual rate for any period in which the Company borrows funds. The secured and uncommitted line of credit will be secured by customers margin collateral. As of December 31, 2025, the Company has no outstanding liability associated with any of its lines of credit.

Notes to Financial Statements
For the Year Ended December 31, 2025

Lines of Credit (continued)

As of December 31, 2025, the Company maintained the following lines of credit:

	Committed Unsecured	Uncommitted Secured	Total Facility Size	Interest Rate	Collateral	Committed	Expiration
Facility 1 ***	$ 300,000,000	$ -	$ 300,000,000	0.00%	Unsecured	Committed	December 31, 2026
Facility 2	$ -	$ 250,000,000	$ 250,000,000	1.5% plus overnight rate	Secured	Uncommitted	None
Syndicate line	$ 75,000,000	$ -	$ 75,000,000	2.5% plus overnight rate	Unsecured	Committed	January 20, 2026
	$ 375,000,000	$ 250,000,000	$ 625,000,000				

*** As further disclosed in Note 7, facility 1 is with a related party, Futu Holdings Ltd.

Counterparty Credit Risk

The Company is exposed to risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms ("default risk"). The Company has established limits for credit exposure, limiting transactions with specific counterparties, maintaining qualifying collateral and continually assessing the creditworthiness of counterparties.

In there normal course of business, the Company clears, settles and finances various customer and brokers and dealers securities transactions. These activities may expose the Company to default risk arising from the potential that a client, or counterparty, may fail to satisfy their obligations. The Company seeks to control the risks associated with its customer and brokers and dealers' margin activities by requiring customers and brokers and dealers to maintain collateral in compliance with regulatory and internal guidelines.

Securities owned

The Company carries its securities owned at fair value in accordance with FASB ASC 820 and recorded on a trade date basis. US GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect the Company's assumptions about the facts market participants would use in valuing the investment based on the best information in the circumstances. Additional detail of securities owned as of December 31, 2025 is provided within Note 12.

Equity Securities - User-Held Fractional Shares

The Company facilitates customer purchases and sales on a notional or fractional basis through its principal account. Fractional shares held by customers do not meet the criteria for derecognition under ASC 860, Transfers and Servicing, and are accounted for as a secured borrowing with a repurchase obligation. When a customer purchases a fractional share, the Company recognizes the cash received for the user-held fractional share as pledged collateral, recorded as Equity securities - user-held fractional shares, and an offsetting liability to repurchase the share, recorded as Equity securities - repurchase obligations in the Statement of Financial Condition. The Company measures these financial assets and the corresponding financial liabilities for fractional shares at fair value. The fair value of the fractional share financial assets is determined using quoted prices in active markets. The Company earns transaction-based revenue when shares are purchased or sold to fulfill customer fractional share transactions.

Segment Reporting

The Company is designed to engage in a single line of business as a clearing broker-dealer. The Company's segment generates revenues as presented in the annual statement of operations. The Company has identified CEO as its chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described elsewhere in the summary of significant accounting policies.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued Accounting Standards Update 2023-09, "Income taxes (Topic 740): Improvements to Income Taxes Disclosures." This guidance requires annual disclosure of specific categories in the rate reconciliation and provides additional information for reconciling items that meet a quantitative threshold. The guidance is effective for annual periods beginning after December 15, 2024. We adopted this guidance effective January 1, 2025 on a prospective basis. The adoption of this guidance did not have a material impact on our financial statements and related disclosures.

Recently Adopted Accounting Pronouncements - Not Yet Adopted

In November 2024, the FASB issued Accounting Standards Update 2024-03, "Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40)." This guidance requires additional disclosures about certain amounts included in the expense captions presented on the statement of operations as well as disclosures about selling expenses. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The guidance can either be applied prospectively or retrospectively. We are currently evaluating the impact of this standard on our disclosures.

3. Concentrations of Credit Risk

During the year ended December 31, 2025, the Company provides clearing services to 5 omnibus client accounts. The Company generated revenue mainly from clearing fees, payment for order flow, interest income, and securities lending revenue, respectively 10%, 33%, 22% and 33%. At December 31, 2025, under payment for order flow receivables, four customers accounted for approximately 27%, 27%, 16%, and 16% of total payment for order flow receivables. Under SBSL receivables, four customers accounted for approximately 12%, 12%, 11%, and 10% of total SBSL receivables. The Company evaluated the receivables and concluded that there is no expected credit risk. The financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The associated risk of concentration is mitigated by having deposits with credit worthy institutions. At certain times, amounts on deposit exceed federal insurance limits. As of December 31, 2025 the amount held on bank deposit was $309,537,722 in excess of federal insurance limits.

Notes to Financial Statements
For the Year Ended December 31, 2025

4. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital ("Rule 15c3-1 of the Exchange Act"). Under this rule, the Company has elected to operate under the alternate method and is required to maintain net capital of $250,000 or 2% of aggregate debit balances arising from client transactions, as defined. On December 31, 2025, the Company had net capital of $1,133,326,085, which was $1,020,798,746 in excess of its required net capital of $112,527,339.

The Company, as a clearing broker, is subject to SEC Customer Protection Rule ("Rule 15c3-3 of the Exchange Act") which requires segregation of funds in a special reserve account for the benefit of customers. At December 31, 2025, the Company had a deposit requirement of $32,697,016. The Company made the subsquent deposit of $32,000,000 on the following business day to maintain a deposit of $57,746,192 with an excess deposit of $25,049,176.

Certain broker-dealers have chosen to maintain brokerage customer accounts at the Company. To allow these broker-dealers to classify their assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for Proprietary Accounts of Brokers ("PAB"). At December 31, 2025, the Company calculated a deposit requirement of $2,939,614. The Company made the subsquent withdrawal of $800,000 on the following business day and maintained a deposit of $5,013,674.

6. Leases

The Company accounts for its leasing obligations under ASC 842, Leases. This standard requires the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous US GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments.

As of December 31, 2025, the Company rents office space under operating leases expiring in August 2027, and the Company has no financing leases. The leases call for base rent plus escalations as well as other operating expenses. The weighted average remaining lease term on the leases is approximately 1.8 years and the weighted average discount rate used to measure the lease liabilities is 4%. The following table represents the Company's lease right-of-use assets and lease liabilities on the statement of financial condition.

	As of December 31, 2025	
Assets		
Right of use-asset, net	$	308,004
Liabilities		
Operating lease liability, net	$	357,788

The lease is secured by a $18,021 deposit held by the landlord, which is included in other assets on the statement of financial condition. It is accounted for as an operating lease. Maturities of lease liabilities under noncancellable operating leases as of December 31, 2025 are as follows:

2026	$	220,969
2027		149,523
Total undiscounted lease payments		**370,492**
Less Imputed Interest		(12,704)
Total lease liability	$	**357,788**

Rent and occupancy expenses were $256,140 for the year ended December 31, 2025.

7. Related Party Transactions

The Company has entered into an expense sharing arrangements with multiple affiliated entities. There are many vendor relationships that service the Company and its affiliates and as such, these expense sharing arrangements memorialize the sharing of various expenses between the Company and the affiliated entities. The Company both allocates its expenses it pays on behalf of its affiliates and is allocated expenses in which the affiliates pay on its behalf. The terms of these arrangements provide that any expenses paid on behalf of the Company or another entity, for the various operating expenses are to be charged or recharged to at cost.

At December 31, 2025 the Company owed $10,586,637 to its affiliates for shared and accrued expenses, included in payables to affiliates in the accompanying statement of financial condition and was owed $483,236 from its affiliates for shared and accrued expenses, which is included in receivables from affiliates in the accompanying statement of financial condition.

7. Related Party Transactions (continued)

FUTU US, Inc. ("Parent") - The Company has an expense sharing agreement with the Parent. Futu Clearing has its own employees. Some of these employees are shared with other affiliated entities and some of the employees are shared from other affiliated entities. The shared portion of employee payroll is charged to/from the other affiliated entities via the Parent. For the year ended December 31, 2025 the net shared portion that was recharged to the Parent was $3,872,163 which is included in the salaries and related costs on the Statement of Operations. Additionally, the Company accrues its tax liability to the Parent since the Parent files one consolidated tax return which includes the results of the company. The vendor expenses are allocated according headcount or usage to other affiliated entities via the Parent. At December 31, 2025, the Company has a net payable $10,209,319 of which $26,235 was shared expenses and employee costs payables and $10,183,084 related to accred tax payable.

Futu Holdings Ltd. ("FUTU Holdings") - The Company has an unsecured revolving line of credit with FUTU Holdings for $300 million. The interest rate is 0.00% and it matures December 31, 2026 unless either party gives notice of termination at an earlier date. As of December 31, 2025 the Company has no outstanding balance.

Futu Securities International (Hong Kong) Limited is a Foreign Financial Institution affiliate ("FUTU HK") and has a customer account that the Company holds. FUTU HK has one account with the Company where it holds cash and securities. FUTU HK uses the Company as its clearing broker to custody and clear trades for which the Company charges Clearing Fees. FUTU HK Omnibus account also borrows money from the Company, pledging its securities as collateral in the form of a margin loan for which the Company charges interest. For the year ended December 31, 2025, the Company earned $44,694,055 in clearing fee revenue, of which $140,366 was due and outstanding at December 31, 2025 and included in receivables from affiliates in the accompanying statement of financial condition. At December 31, 2025, FUTU HK has a margin debit balance of $3,505,578,763. Additionally, due to SEC Rule 15c3-3, the Company is required to gross-up certain credit items, or payables, associate with the FUTU HK's customer account. For the year ended December 31, 2025, the Company has a payable to related party customer balance in the amount of $626,071,780 which is reflected in payables to customers and PAB in the statement of financial condition.

Moomoo Financial Inc, a U.S. broker-dealer affiliate ("MFI") clears its customers' transactions through the Company on an Omnibus basis through an Omnibus Account for the Exclusive Benefit of MFI's Customers that the Company holds. The account holds cash and securities. The Company charges Clearing Fees to MFI and earns payment for order flow on MFI's Omnibus Account transactions. The Company shares certain vendor expenses according to the ESA. For the year ended December 31, 2025, the Company earned $1,632,174 in clearing fee revenue. At December 31, 2025, MFI's Omnibus Account had free credit balance of $214,572,969 and short credit balance of $14,045,259 of which are included in payables to customers and PAB in the statement of financial condition. At the year ended December 31, 2025, the Company has a payable of $99,383 of which a net of $164,383 for shared expenses and $65,000 was the clearing fee receivable.

Moomoo Financial Singapore Ptd. Ltd is a Foreign Financial Institution affiliate ("Moomoo SG") and has a customer account that the Company holds for its customers cash and securities on an omnibus basis. The Company, as the clearing broker and custodian, charges clearing fee to clear trades for Moomoo SG. For the year ended December 31, 2025, the Company earned $7,235,881 in clearing fee revenue, of which $139,927 was due and outstanding at December 31, 2025 and included in receivables from affiliates in the accompanying statement of financial condition. At December 31, 2025, Moomoo SG's omnibus account has margin debit balance of $247,421,368 and short credit balance of $38,471,523 which are included in payables to customers and PAB in the statement of financial condition.

Futu Securities (Australia) Ltd.is a Foreign Financial Institution affiliate ("Futu AU") and has a customer account that the Company holds for its customers cash and securities on an omnibus basis. The Company, as the clearing broker and custodian, charges clearing fee to clear trades for Futu AU. For the year ended December 31, 2025, the Company earned $822,945 in clearing fee revenue, of which $108,584 was due and outstanding at December 31, 2025 and included in receivables from affiliates in the accompanying statement of financial condition.

Moomoo Securities Japan Co., Ltd. is a Foreign Financial Institution affiliate ("Moomoo JP") and has a customer account that the Company holds for its customers cash and securities on an omnibus basis. The Company, as the clearing broker and custodian, charges clearing fee to clear trades for Moomoo JP. For the year ended December 31, 2025, the Company earned $2,233,802 in clearing fee revenue, of which $24,613 was due and outstanding at December 31, 2025 and included in receivable from affiliates in the accompanying statement of financial codition. At December 31, 2025, Moomoo JP's omnibus account has free credit balance of $4,469,231 which is included in payables to customers and PAB in the statement of financial condition.

At December 31, 2025, the Company also held Proprietary Accounts for Broker-Dealers ("PAB") on behalf of its affiliates, Futu HK, MFI, Moomoo SG, Futu AU and Moomoo JP. These amounts were $899,329, $740,714, $710,527, $483,593 and $105,314 respectively. These amounts have been reserved for in a Special Reserve Account for the Exclusive Benefit for PAB, as required under SEA Rule 15c3-3.

The Company employees are rewarded with stock option compensation as part of employee benefits plan with a related party. The stock option compensations is further disclosed in Note 10.

8. Income Taxes

The current and deferred components of the income tax expense included in the financial statements, for the year ended December 31, 2025 are as follows:

	Current	Deferred	Total
Federal	100,895,421	-	100,895,421
State	4,834,835	-	4,834,835
Foregin	-	-	-
Total	**105,730,256**	**-**	**105,730,256**

Notes to Financial Statements
For the Year Ended December 31, 2025

8. Income Taxes (continued)

The Company is part of a consolidated income tax filing with the Parent. The tax liability owed to the Parent by the Company of $10,183,084 has been included in the payables to affiliates on the statement of financial condition. The state income tax expense $4,834,835 has been included in the other general expense on the statement of operations.

The reconciliation of statutory federal income tax rate and effective income tax rate, for the year ended December 31, 2025 are as follows

	Amount	Percent
Federal tax at statutory rate	$ 100,484,755	21%
State tax (benefit), net of federal benefit	4,834,835	1%
Others	410,666	0%
Total provision for (benefit from) income taxes	**$ 105,730,256**	**22%**

For the year ended December 31, 2025, total income taxes paid (net of refunds) consisted of the following:

		Amount
U.S. federal	$	100,200,000
U.S. state (1)		4,834,835
U.S. local		-
Foregin		-
Total	**$**	**105,034,835**

(1) New Jersey income tax paid of $2,500,000 is the only state and local tax over 50% of the total state and local tax of $4,834,835.

9. Fixed Assets

Fixed assets, net of accumulated depreciation, consisted of the following as of December 31, 2025:

Software license (5 years useful life)	$ 2,846,521
Leasehold Improvements (5 years useful life)	90,732
Less: Accumulated depreciation	(1,489,853)
Net fixed assets	**$ 1,447,400**

Depreciation and amortization expense was $587,058 for the year ended December 31, 2025.

10. Employee Benefit Plan

The Parent provides Restricted Stock Units to its employees and the employees of all of its subsidiaries. Under the Employee Benefit Plan, the employees earn vested units as throughout the term of their employment. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. For the year ended December 31, 2025, the Company recorded stock based compensation in the amount of $7,305,759 that was not intended to be settled in cash with the Parent and thereby recorded as an allocation from the Parent. The Restricted Stock Units compensation is included in salaries and related costs on the statement of operations.

11. Netting of Financial Assets and Financial Liabilities

Substantially all of the Company's securities borrowing and securities lending activity is transacted under master agreements that may allow for net settlement in the ordinary course of business, as well as offsetting of all contracts with a given counterparty in the event of default by one of the parties. However, for financial statement purposes, the Company does not net balances related to these financial instruments. These financial instruments are presented on a gross basis in the Statement of Financial Condition.

The potential effect of rights of setoff associated with the Company's recognized assets and liabilities is as follows:

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition [1]	Collateral Receive or Pledged Net Amount [2]	Net Amount [3]
As of December 31, 2025					
Assets					
Securities borrowed	$ 1,529,172,293	$ -	$ 1,529,172,293	$ (1,481,223,130)	$ 47,949,163
Liabilities					
Securities loaned	$ 4,454,492,944	$ -	$ 4,454,492,944	$ (4,235,459,017)	$ 219,033,927

1. Amounts represent recognized assets and liabilities that are subject to enforceable master agreements with rights of setoff.
2. Represents the fair value of collateral the Company had received or pledged under enforceable master agreements.
3. Represents the amount for which, in the case of net recognized assets, the Company had not received collateral, and in the case of net recognized liabilities, the Company had not pledged collateral.

Notes to Financial Statements
For the Year Ended December 31, 2025

12. Fair Value Of Financial Instruments

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2025:

	Level 1	Level 2	Level 3	Total
Assets				
U.S. Treasuries	$ 370,621,247	$ -	$ -	$ 370,621,247
DTCC Common Stock	-	-	1,440,938	1,440,938
DTCC Preferred Stock	-	-	263,129	263,129
Equities	156,027	-	-	156,027
Total Securities, at fair value	$ 370,777,274	$ -	$ 1,704,067	$ 372,481,341
Liabilities				
Equities	$ 13	$ -	$ -	$ 13
Total Securities, at fair value	$ 13	$ -	$ -	$ 13

13. Commitments and Contingencies

The Company is subject to lawsuits, arbitration, claims, and other legal proceedings in connection with its business. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's statement of financial condition. Management is of the opinion that the Company has adequate legal defenses with respect to the legal proceedings to which it is a defendant or respondent and the outcome of these pending proceedings is not likely to have a material adverse effect on the statement of financial condition of the Company.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the ultimate outcome of these matters.

14 Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's clearing agreements with broker-dealers for which it provides clearing services indemnify the Company if customers fail to satisfy their contractual obligation.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy to review, as necessary, the credit standing of each counterparty.

The Company temporarily loans securities to other broker-dealers in connection with its business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations.

The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral when necessary.

The Company temporarily borrows securities from other broker-dealers in connection with its business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the fair value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring collateral to be returned by the counterparties when necessary.

15. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2026 and March 3, 2026, which is the date the financial statements were issued, for possible disclosure and recognition in the financial statements. The following is determined to be subsequent event.

The Company announced a dividend payment of $10,000,000 on January 30, 2026 and made the payment on January 30, 2026. The dividend was paid to the sole owner, the Parent, Futu US Inc.

Effective on February 4th, 2026, the unsecured line of credit by BMO increased from $75 million to $100 million.